ALLBRITTON COMMUNICATIONS COMPANY
                       1000 Wilson Boulevard, Suite 2700
                              Arlington, VA 22209


 CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON COMMUNICATIONS COMPANY
      FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83

September 15, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:      Allbritton Communications Company
         Form 10-K for Fiscal Year Ended September 30, 2008
         Forms 10-Q for the Quarters Ended December 31, 2008, March 31, 2009
            and June 30, 2009
         File No. 333-02302

Dear Mr. Spirgel:

     This letter sets forth the responses of Allbritton Communications Company (the "Company") to the comments made in your letter to Stephen P. Gibson, dated August 27, 2009. Each of the Company's responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following. Pursuant to 17 C.F.R. ss. 200.83, we are requesting confidential treatment for Exhibits 1 and 2 which are provided in connection with our response to Items B and H of Comment 1 below. We respectfully request that you return this information to us when you have completed your review.

Segment Disclosures

1. In your August 10, 2009 correspondence you indicate that you have modified the monthly financial reporting package provided to your CODM to remove the disaggregated financial results of the seven ABC network-affiliated television stations, NewsChannel 8 and Politico (the nine "business units"). While this information has been historically provided to the CODM, you have determined that he "does not regularly review disaggregated operating results or use disaggregated operating results as the basis for his decision-making." As a result of the modification, you have changed your determination of operating segments under paragraph 10 of SFAS 131 so that only one component of Allbritton Communications Company ("Allbritton") meets the definition under paragraph 10. Despite the modification and the information provided in your correspondence, it remains unclear how your determination of CODM and operating segments complies with SFAS 131. Accordingly, please address the below comments:

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 15, 2009
Page 2

 CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON COMMUNICATIONS COMPANY
      FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


     A. Please describe for us the budgeting process for your business units, including the types and levels of approval outside of the business unit.

          The budget process, which takes place annually, begins at each business unit and consists primarily of two components. The first is the overall strategic plan for the upcoming year. It includes analyses of the current competitive position, changes within the local market and proposed operational changes for the upcoming year. This portion of the budget is the primary focus of the CODM. The CODM reviews the strategic plan and the competitive and operational information for each business unit as he develops his consolidated strategic plan for the Company.

          The second component of the budget involves detailed financial information, such as the components of each revenue and expense line item by month. This portion of the budget is the primary focus of the CFO, the corporate finance team and certain functional officers. The VP-Sales reviews the revenue and sales department expense sections of the budget at each business unit in detail. The CFO and corporate finance team review the detailed expense accounts in a variety of ways including reviews for evidence of appropriate expense controls, justifications for significant variances from the prior year, accurate application of contract terms and proper GAAP accounting. Any significant specific concerns or operational decisions arising from this detailed review are communicated to the CODM for resolution.

          The budgets at each business unit reflect the results of the work done by the finance team and the strategic decisions made by the CODM. These budgets are then accumulated to generate a consolidated budget for the upcoming year. The consolidated budget is presented to the CODM and the Chairman/CEO by the CFO and ultimately approved by the CODM in conjunction with the Chairman/CEO. After the strategic decisions have been made and the consolidated financial budget for the year has been approved, the CODM is focused on the Company's consolidated results as compared to the consolidated budget. These comparisons represent a significant component of the revised monthly reporting package. The CODM does not regularly review actual versus budgeted results at the individual business unit level.

     B. Please provide us an analysis of your 2009 expense reduction initiatives, as identified in your most recent Form 10-Q. As part of your analysis, quantify the number of employees terminated by business unit, quantify the dollar amount of employee terminations per business unit, the amount of pay

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 15, 2009
Page 3

 CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON COMMUNICATIONS COMPANY
      FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


          reductions per business unit (e.g., across the board % pay reduction), and the amount of any other expense reductions per business unit. In addition, explain to us how the expense reduction initiatives were allocated to each business unit and identify the people who determined and approved the allocation. If the expense reduction initiatives had a disproportionate impact on any of your business units, please explain why and tell us how this occurred.

          In January 2009, the quarterly update of projected results for the remainder of the fiscal year indicated a significant drop in revenues. As a result of this updated projection, the CFO met with the CODM and the Chairman/CEO to discuss the projected decline in consolidated cash flow and related issues surrounding future compliance with our debt covenants. The CODM, in conjunction with the Chairman/CEO, determined the level of consolidated expenses which needed to be reduced in order to ensure adequate cash flow and debt covenant compliance for the remainder of the fiscal year.

          The expense reduction initiative primarily involved the CODM, the Company's functional officers, the corporate finance team and the business unit General Managers and Business Managers. Several "across the board" decisions were made by the CODM and rolled out across the group. These included a salary freeze, the elimination of incentive bonus accruals and the suspension of the Company's contribution to the 401(k) Plan. The CODM then issued instructions and guidance to the rest of the team involved with the expense reductions. Examples of this guidance included a request to review and/or renegotiate employment contracts and third party service contracts, a request to make headcount reductions, a request for a reduction in pay for non-contract employees, and a requirement for the elimination of all non-essential travel and entertainment expenses. While the reductions at each business unit shared common themes (such as headcount reduction or reduction in travel/meals/entertainment), there was no mandate that each business unit eliminate the same expenses, reduce a certain level of expenses or achieve a certain level of profitability.

          Each member of this team involved in the expense reduction initiative reviewed their area of responsibility (either for their business unit or for their functional area across all business units) and also shared ideas with other team members. Potential expense reductions identified by the various members of the group involved in this process were tracked and accumulated by each business unit and also consolidated by the corporate finance team. Each specific expense reduction proposed was reviewed and approved, modified or rejected by the CODM. There

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 15, 2009
Page 4

 CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON COMMUNICATIONS COMPANY
      FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


          was no focus by the CODM during this process on the impact of the expense reductions on the profitability of any individual business unit. Rather, his focus remained on achieving the necessary overall level of consolidated expense reductions, which had been previously determined by the CODM in conjunction with the Chairman/CEO, without significantly impacting the operations of the Company.

          The impact of the expense reductions on each business unit was unique as a result of the process described above. There were many reasons for differences between business units. For example, some business units had more immediate opportunities to renegotiate contracts and realize savings than others. Also, some business units had made personnel reductions in the past twelve months, so they were less likely to propose the same volume of headcount reductions during this process as they might have otherwise. Finally, fewer cuts were proposed and made at Politico due to the negative operational impact this would have during their current stage of development and growth. Please refer to Exhibit 1 for a presentation of the specific data you requested by business unit. Note that while we have provided you with the data in the format you requested, this presentation is not representative of how the CODM's decisions were made.

     C. Please describe for us the process a business unit would follow as part of a request to increase its budget for capital expenditures or staff, explain the related approval process, and identify the person or persons responsible for approval.

          Our policy is that capital expenditures and staffing are approved as part of our annual budget process as described in the response to item A above. Exceptions to this policy are individually addressed. Exceptions related to capital expenditures for routine or minor items such as a replacement news vehicle or photocopier would be evaluated by the Director of Technology and then approved, deferred or denied by the CFO. In the rare circumstance that a request for a significant capital expenditure is made outside of the annual budget process, it would first be reviewed by the Director of Technology and the CFO to consider the rationale for the expenditure and whether it was of a critical nature. It would then be approved or denied by the CODM in conjunction with the Chairman/CEO. A request for additional staffing outside of the annual budget process would be reviewed and approved or denied by the CODM.

     D. On page 6 of your June 11, 2009 response you state that "the CFO reviews all financial data, including operating profit by segment, to assess the financial

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 15, 2009
Page 5

 CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON COMMUNICATIONS COMPANY
      FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


          performance of each operating segment against its own budget and historical trends." It is not clear how the CFO follows up his assessment of each business unit. Please describe for us the reason for the CFO's assessment, and describe the process the CFO would follow if there are any unusual or unexpected results regarding one or more business units. Clarify whether the CFO would communicate the unusual or unexpected results to the CODM. In this regard, clarify whether unusual or unexpected results would be communicated to the CODM by anyone.

          Just as the VP-Sales is responsible for the Company-wide function of generating revenue, the CFO is responsible for Company-wide expense controls and overall cash flow. Just as the VP-Sales reviews revenue by business unit and/or sales team, the CFO reviews expenses and overall cash flow by business unit in order to manage the overall cash flow budget of the Company. If he identifies something that is different from his expectations during this review, it is investigated and analyzed by the CFO or a member of the finance team.

          For example, if expenses were higher than expected at a particular business unit, the underlying reason would be identified. If the expenses were being driven by news department overtime costs that were related to an unexpected event requiring extraordinary news coverage (such as the sniper in the Washington, D.C. area several years ago or a severe weather event impacting the viewing area of the business unit), then there might be no need for further action. However, if the news overtime costs were due to a failure to adequately manage personnel within that department, and if these costs were not brought under control after discussions with the business unit General Manager, then the CFO would inform the CODM of the particular expense that was not being managed effectively. This communication would include the names of the personnel involved, the amount of news overtime at issue and a status of the action taken to-date. The CODM would ask the CFO for his opinion and/or recommendation regarding the matter, and he would then have a similar conversation with the General Manager at the respective business unit. The CODM would then decide on a course of action which might include reviewing the matter again after a period of time to give the General Manager and news overtime manager an opportunity to fix the issue, or he might decide that specific personnel action needed to be taken.

          The CODM communicates with a variety of people regarding specific operational matters. For example, if there was a specific sales-related issue or a personnel matter, these issues would be communicated to the CODM by the respective functional officer. The CODM would then make a decision regarding the specific

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 15, 2009
Page 6

 CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON COMMUNICATIONS COMPANY
      FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


          issue. None of these communications relate to overall financial results by individual business unit as that is not the focus of the CODM nor is it the basis for his decisions.

     E. Please describe for us the frequency the CFO and CODM communicate, and describe for us any information that the CFO provides orally to the CODM relating to his assessment of the financial performance of each business unit.

          The CFO and CODM communicate on a daily basis. With respect to individual business units, these communications involve discussions of specific issues as described in the responses to items C and D above. There is no regular discussion of overall performance by business unit.

     F. You state in your response that each business unit has a General Manager that reports to the CODM. Please describe for us the frequency of communications between General Managers and the CODM, the primary reasons for their communication, and the information that is communicated to the CODM by the General Manager. In this regard, tell us whether they discuss "operating activities, financial results, or plans" for the individual business units as contemplated by paragraph 14 of SFAS 131.

          The General Managers and the CODM communicate regularly on a variety of strategic operational topics such as:

          o Specific changes in the competitive landscape including the size of the business unit's audience or its share of earned advertising dollars within its market. There would be related discussions regarding the proposed operational reaction to a negative change which might include a request for additional promotional spending, a change in programming or a proposed personnel change.
          o Specific personnel matters such as a need for additional personnel, proposed contract renewal terms for key employees, a plan to change on-air personnel, or a performance issue.
          o Potential changes in programming such as a change in syndicated programming, the addition of a newscast or other locally produced program, or the pre-emption of network programming to air a special program such as a local football game or a candidate debate leading up to an election.
          o Specific community events and opportunities such as the recent contribution of the archived news footage at one of our stations to the local University.

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 15, 2009
Page 7

 CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON COMMUNICATIONS COMPANY
      FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


          o Updates on committee participation such as from the General Manager who sits on the ABC Affiliates Board.
          o Other specific issues that were brought to the CODM's attention by one of the functional officers.

          The communications and discussions are centered around the competitive landscape, operating activities and strategic plans for the business unit. Because the CODM is focused on how these matters affect the consolidated results of the Company, these discussions are not focused on the financial results or profitability of the specific business unit. The General Managers and CODM do not regularly discuss overall financial results for individual business units.

     G. Please tell us whether you have historically provided the disaggregated financial information to your Board of Directors.

          We have three members of our Board of Directors, each of whom is an executive officer of the Company. Two of these three members (our CODM and our Chairman/CEO) receive the monthly closing package. The third member of our Board of Directors does not receive this package and does not or has not received disaggregated financial information.

     H. Please provide us an Allbritton executive officer and senior management organization chart.

          Please refer to Exhibit 2.

     In summary, the CODM is integrally involved in the operations of the Company and makes all significant operational decisions, either alone or in conjunction with the Chairman/CEO. In making these decisions, his focus is on the impact of his decisions on consolidated cash flow and debt covenant compliance rather than the specific operating results of any individual business unit.


In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 15, 2009
Page 8

 CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON COMMUNICATIONS COMPANY
      FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.

Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson
Senior Vice President and Chief Financial Officer


cc:    Mr. Michael Fay, United States Securities and Exchange Commission
       Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Joe Cascarano, United States Securities and Exchange Commission


Enclosures:  Exhibit 1**
             Exhibit 2**

**Exhibits 1 and 2 have been omitted pursuant to a request for confidential treatment and have been furnished separately to the SEC.